Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES CHANGES TO ITS
BOARD OF DIRECTORS

Vancouver, B.C. – November 10, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today announced the following changes to its Board of Directors:

•	After 11 years of dedicated service, Mr. Michael Larson will be retiring from Pan American’s Board of Directors effective December 31, 2010.

•
Mr. Michael Carroll, a Certified Public Accountant, will be appointed to the Board of Directors to replace Mr. Larson effective January 1, 2011.  Mr. Carroll has over 30 years of financial management experience, primarily with publicly traded multi-national companies like Homestake Mining Company, Bond International Gold and Centenario Copper Corporation.  His professional expertise includes equity and debt financing, mergers and acquisitions, strategic planning, GAAP and regulatory reporting, among others.

Commenting on the changes, Mr. Ross Beaty, Pan American’s founder and Chairman of the Board, said, “Michael Larson has been a great supporter of Pan American and a long-standing member of our Board of Directors.  During his tenure with us, Michael’s numerous contributions helped us shape and execute on the growth strategy that made us the world’s second-largest primary silver mining company today.”

Geoff Burns, President & CEO, added, “What made Michael so valuable to Pan American was his business acumen and his dedication to creating and increasing value for our shareholders.  We thank him for his dedication to our Company over the years and wish him well in the future.  In addition, I would like to welcome Michael Carroll to our Board; I am completely confident that he will meaningfully contribute to Pan American’s continued growth and success.”

About Pan American

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com